August 18, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER COMMENCES SHIPMENT OF SILVER-GOLD
CONCENTRATES FROM GUANAJUATO TO NEW BUYER

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) is pleased to announce that it has commenced the shipment of silver-gold pyrite concentrates from its Guanajuato operation to a new buyer in Mexico. The first delivery of 100 tonnes started today and is the first of many shipments which will allow the Company to reduce the backlog of concentrates at its Guanajuato mine. While second quarter revenue was lower as a result of the unsold concentrates, it is considered to be a short-term issue. The additional new sales are expected to return strong revenues in the third and fourth quarters. Great Panther also operates the Topia silver-gold-lead-zinc mine located in Durango State, which sells its silver-rich lead and zinc concentrates under a separate contract.

The Guanajuato operation currently produces over 250 tonnes per month of silver-gold bearing pyrite concentrates. Great Panther has a one-year contract to sell Guanajuato concentrates through a metal trader to an overseas smelter. However, the smelter is fully supplied with concentrates and has reduced the quantity of purchases from Guanajuato. Consequently, the Company has sought out, and found, an alternative buyer. As of today, concentrates are being trucked to an efficient Mexican plant producing Doré bars (containing mostly silver and gold), which are marketed to a refinery where fine silver and gold is produced. The plant has surplus capacity over the requirements of its own mine and, from extensive test work, has been found to be suitable for the recovery of gold and silver from Guanajuato concentrates. Terms of the new sales agreement are competitive and should allow the backlog to be reduced to normal levels by year end, resulting in higher revenues in the third and fourth quarters of 2011.

Robert F. Brown, P.Eng. Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.